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                   [UNITED FOODS, INC. LOGO and LETTERHEAD]

                                 June 18, 1997

Dear Stockholder:

     United Foods, Inc. (the "Company") is amending its May 20, 1997 offer to purchase shares of its Class A Common Stock, par value $1.00 per share and Class B Common Stock, par value $1.00 per share (the "Shares"), at a price of $2.50 per Share, net to the seller in cash by extending the Expiration Date and by increasing the number of Shares offered to be purchased by the Company to up to 2,500,000 shares of its Class A Common Stock and up to 1,500,000 shares of its Class B Common Stock. The Offer, as amended, is subject to certain conditions, including the condition the Company does not determine that there is a reasonable likelihood that, after purchase of the shares covered by the Offer, either the Class A Common Stock or the Class B Common Stock will cease to qualify for listing upon the American Stock Exchange. The Offer, as amended, is explained in detail in the enclosed Supplement and related revised Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

     On June 17, 1997, the day on which the Company announced, after the close of trading, its intention to amend the Offer, the closing sales price per share of Class B Common Stock as reported by the American Stock Exchange (the "Amex") was $2 1/8 per share. No sale of Class A Common Stock took place on the Amex on June 17, 1997, but the then most recent sale as reported by the Amex was $2 1/4 per share on June 16, 1997. Stockholders are encouraged to obtain current market quotations. Any stockholder whose Shares are purchased in the Offer will not incur the usual transaction cost associated with open market sales.

     The Board of Directors of the Company has approved the making of the Offer. However, neither the Company nor the Board of Directors makes any recommendation to any stockholder as to whether to tender any or all Shares. Stockholders must make their own decision as to whether to tender Shares and, if so, how many Shares to tender.

     We have retained D.F. King & Co., Inc. as our Information Agent to help you respond to the Offer. Please contact them between the hours of 8:00 a.m. and 6:00 p.m., Eastern Time, at their toll free number (1-800-549-6864), if you have any questions. Their representatives will be pleased to answer your questions and can help you complete the enclosed materials.

                                          Very truly yours,
                                          For the Board of Directors,
                                          /s/ James I. Tankersley
                                          ------------------------------------
                                          James I. Tankersley
                                          Chairman and Chief Executive Officer